Yesterday
Today and Tomorrow.

Service that Stands the Test of Time
Since 1898

Summary Annual Report
December 31, 2007

COOPERATIVE
BANKSHARES, INC.

Building Relationships for Over 100 Years

2007 Summary Annual Report Table of Contents

Mission Statement

It is the mission of Cooperative to provide the maximum in safety and security for our depositors, an equitable rate of return for our stockholders, and excellent service for our customers, and to do so while operating in a fiscally sound and conservative manner, with fair pricing of our products and services, good working conditions, outstanding training and opportunities for our staff, along with a high level of corporate citizenship.

Selected Financial Highlights

At December 31,	2007	2006	2005	2004	2003
			Dollars in thousands		
Selected Financial Condition Data:					
Assets	$926,823	$860,090	$746,266	$550,107	$502,437
Net loans	811,316	753,612	636,964	449,417	401,373
Securities	45,322	45,089	44,410	47,195	47,419
FHLB stock	7,085	6,715	5,829	4,519	4,154
Deposits	714,892	661,892	564,990	414,758	367,202
Borrowed funds	141,901	136,021	125,344	85,426	89,505
Stockholders' equity	65,177	57,623	51,096	46,910	43,143

Year Ended December 31,	2007	2006	2005	2004	2003
			Dollars in thousands		
Selected Operations Data:					
Interest income	$ 64,578	$ 56,529	$ 39,258	$ 27,603	$ 27,975
Interest expense	35,513	28,392	16,159	9,205	10,686
Net interest income	29,065	28,137	23,099	18,398	17,289
Provision for loan losses	1,450	2,235	2,485	970	740
Noninterest income	4,927	5,082	5,947	5,183	6,486
Noninterest expenses	19,864	19,016	17,301	15,586	15,041
Income before income taxes	12,678	11,968	9,260	7,025	7,994
Net income	8,081	7,640	5,502	4,681	5,404

Selected Financial Ratios and Other Data:					
Return on average assets	0.91%	0.94%	0.84%	0.89%	1.07%
Return on average equity	12.99%	14.18%	11.28%	10.54%	13.16%
Average stockholders' equity to average assets	7.02%	6.66%	7.48%	8.49%	8.17%
Non-performing assets to total assets	1.25%	0.23%	0.01%	0.04%	0.05%
Allowance for loan losses to loans	1.07%	1.02%	1.05%	0.96%	0.85%
Dividend payout ratio	16.20%	15.62%	15.65%	15.89%	10.54%
*Per Share Data:					
Earnings per:					
Common share - basic	$ 1.24	$ 1.18	$ 0.85	$ 0.73	$ 0.85
Common share - diluted	$ 1.22	$ 1.15	$ 0.84	$ 0.72	$ 0.83
Cash dividends declared	$ 0.20	$ 0.18	$ 0.13	$ 0.12	$ 0.09
Book value	$ 9.94	$ 8.85	$ 7.91	$ 7.29	$ 6.73

* The per share information is computed after giving retroactive effect to the 3-for-2 stock splits in the form of a 50% stock dividend declared on May 31, 2006 and January 19, 2005.


Time Deposits, Individual Retirement Accounts and Investments

To Our Shareholders

The year 2007 was another good year for our Company. Net income for the year ended December 31, 2007 was $8.1 million, or $1.22 per diluted share, an increase of 5.8% over 2006. Net income for the twelve months ended December 31, 2006 was $7.6 million or $1.15 per diluted share. The increase in net income during 2007 was mainly due to an increase in net interest income caused primarily by growth in loans and a reduction for the provision for loan losses.

Loans increased to $820.1 million at December 31, 2007, representing a 7.7% increase from December 31, 2006. The majority of loan growth during 2007 occurred in construction and land development loans, which grew $56.4 million (34.0%), and one to four family loans which grew $33 million (9.0%) from December 31, 2006, partially offset by a reduction of $38.3 million (23.8%) in commercial real estate loans which decreased primarily due to payoffs that were not replaced because of a sewer moratorium in New Hanover County (which has halted most new construction), increased competition and the softening of the economy. Loan growth in construction and land development and one to four family loans was primarily attributable to growth in the markets in which the Company's wholly owned subsidiary, Cooperative Bank (the "Bank"), conducts its business, the Bank's expanded and improved branch network and a continued emphasis on increasing overall loan production.

For the year ended December 31, 2007, the provision for loan losses decreased to $1.5 million, representing a 35.1% decrease when compared to the same period last year. The decrease in the provision for loan losses for the year ended December 31, 2007 compared to the year ended December 31, 2006 was primarily the result of slower loan growth throughout 2007, as compared to growth that occurred in 2006.

Total assets increased to $926.8 million at December 31, 2007, an increase of 7.8% compared to $860.1 million at December 31, 2006. Asset growth was primarily the result of continued loan growth, which was mostly funded by deposit growth. Deposits at December 31, 2007 increased to $714.9 million from $661.9 million at December 31, 2006, primarily as a result of the Bank's expanded and improved branch network, increasing brokered deposits and the Company's acquisition of Bank of Jefferson in July 2007.

At December 31, 2007 stockholders' equity was $65.2 million, or $9.94 per share, and represented 7.03% of assets, compared to $57.6 million, or $8.85 per share, representing 6.70% of assets at December 31, 2006.



Frederick Willetts, III
President

The Company's nonperforming assets (loans 90 days or more delinquent, non accrual loans and foreclosed real estate owned) increased to $11.6 million at December 31, 2007 compared to $1.9 million at December 31, 2006. The majority of the increase in foreclosed real estate owned was primarily due to two customer relationships representing eight loans which accounted for $4.9 million of the change from December 31, 2006. All foreclosed real estate owned has been appraised and is recorded at the lower of the loan balance or the estimated fair value of the property less estimated cost to sell. Management considers the current level of the allowance for loan losses to be appropriate based on loan composition, the current level of delinquencies and other nonperforming loans, overall economic conditions and other factors.

On July 2, 2007 the Company completed the acquisition of Bank of Jefferson located in Chesterfield County, South Carolina. At June 30, 2007 Bank of Jefferson had $12.0 million of deposits and $6.8 million in loans. This acquisition allowed the Company to expand into South Carolina, a long time strategic goal of ours, and gives us the opportunity to move into the Grand Strand area. We look forward to opening offices along the Grand Strand during the year 2008.

During the year 2007 officials of our Company attended several investor conferences throughout the country where we presented the "Cooperative Story" to a diverse group of investment professionals. We believe these presentations were well received and helped promote the trading market for our stock by highlighting the Company's growth and accomplishments to the investment community. In addition, on November 1, 2007, I was privileged to attend the closing bell ceremonies for the NASDAQ Stock Market in New York. Accompanying me on this trip were two outstanding seniors at the University of North Carolina at Wilmington who were selected by the Cameron School of Business to take part in this wonderful experience.

The housing industry is experiencing numerous challenges at this time. Fallout from the sub prime loan situation and a general slowdown in housing is putting stress on loan portfolios. The sewer moratorium in New Hanover County has additionally affected the local market. Federal Reserve actions to reduce rates also adversely affects interest margins in the short term. Despite these challenges, I remain optimistic. Solid growth in loans, assets and deposits reflects the public's growing acceptance of Cooperative as its bank of choice in our market areas.
The new branch expansion which has taken place in the last few years have proved to be a strategic success in both tapping new markets and better serving existing ones. In addition, we continue to upgrade our facilities with both branch relocations and renovations to existing ones. With our entry into the South Carolina market and the anticipated expansion into the Grand Strand, as I look into the year 2008 and beyond, I remain confident that the Bank, the markets it serves and our customer base will continue to grow and prosper, and I look forward with a great deal of optimism to the future. Thank you for your continued support.

Sincerely yours,
Frederick Willetts, III
President

"On July 2, 2007 the Company completed the acquisition of Bank of Jefferson located in Chesterfield County, South Carolina. . . . We look forward to opening offices along the Grand Strand during the year 2008."

Corporate Profile

Cooperative Bankshares, Inc. ("Bankshares"), a registered bank holding company, was incorporated in North Carolina in 1994. Bankshares is the parent. company of Cooperative Bank (the "Bank"), a North Carolina chartered commercial bank. The Bank, headquartered in Wilmington, North Carolina, was chartered in 1898. The Bank provides financial services through 23 offices in Eastern North Carolina and one office in Jefferson, South Carolina. These offices extend from the Outer Banks of North Carolina, to the South Carolina border. The Jefferson office is located in northeastern South Carolina. The Bank's subsidiary, Lumina Mortgage Company, Inc. ("Lumina"), is a mortgage banking firm originating and selling residential mortgage loans through three offices in North Carolina. Accordingly, the information set forth in this Summary Annual Report and related data, relates primarily to Cooperative Bank and its subsidiary. The Federal Deposit Insurance Corporation ("FDIC") insures the Bank's deposit accounts up to applicable limits.

The Bank provides a wide range of banking products including interest-bearing and noninterest-bearing checking accounts, certificates of deposit, savings accounts and individual retirement accounts. It offers an array of loan products: commercial, consumer, agricultural, real estate, residential mortgage and home equity loans. Safe deposit boxes, automated banking services through ATMs and Access24 Phone Banking are also offered. The Bank also offers free Online Banking and Bill Pay for personal and business accounts. In addition, through the Bank's third party partnership with Seagate Wealth Management Group (UVEST Financial Services), clients have access to a wide array of financial and wealth management solutions including services such as professional money management, retirement and education planning, investment products including stocks, bonds, mutual funds, annuities, and insurance products.

The common stock of Bankshares is traded on the NASDAQ Global Market under the symbol "COOP".

A Closer Look

Onslow County, NC


COOPERATIVE
BANK

Office located at 400 Western Boulevard, Jacksonville.

Attracted by the waterways and longleaf pine forests, the first European and English settlers arrived here in 1713 in what was originally part of the colonial precincts of Carteret and New Hanover. Onslow County was formed in 1734 and was named for the Honorable Arthur Onslow, Speaker of the British House of Commons. After a lethal 1752 hurricane, the county courthouse was relocated from Town Point to Wantland's Ferry; this settlement was eventually incorporated in 1842 and named Jacksonville after President Andrew Jackson. Largely a collection of sparsely populated agrarian and maritime communities, Onslow County dramatically changed in the early 1940s with the establishment of the Army's Camp Davis near Holly Ridge (now closed), and the creation of Camp Lejeune in 1941.

Onslow County's flat, gently rolling terrain covers 767 square miles and is located in the southeastern coastal plain of North Carolina, approximately 120 miles east of Raleigh, and 50 miles north of Wilmington. The city of Jacksonville is the county seat, and the areas surrounding the city constitute the major population centers and growth areas in the county. The county is home to more than 150,000 people. Approximately 156,000 acres comprise the U.S. Marine Corps Base, Camp Lejeune and more than 43,000 marines and sailors are stationed there.

Towns

Jacksonville - county seat
Holly Ridge
Topsail Island
Richlands
Sneads Ferry
Swansboro

Information printed by permission from Onslow County Chamber of Commerce.


HEY CAME IN PEA

Beirut Memorial

Jacksonville



Downtown office at 827 New Bridge Street, Jacksonville


CITY HALL

Jacksonville City Hall

City of Jacksonville, NC

Jacksonville is the commercial hub of Onslow County and home to Marine Corps Base Camp Lejeune and Marine Corps Air Station New River.

Some 72,254 people make the city their home. The once quiet farming community has grown into the business, retail, medical, banking and cultural center for Onslow County.

In 1992, Jacksonville was named an All-America City by the National Civic League.

This award was a direct result of the active involvement of citizens in the governance of the community. Jacksonville promotes the collaborative interaction of citizens, government, business, and the voluntary sector in the resolution of public issues and the solving of shared problems.

City of Jacksonville Mission

"To provide the leadership, vision, and oversight necessary to ensure the responsible stewardship of Jacksonville's environment and natural resources, for the effective and efficient delivery of municipal services, and for the proper planning for the future."

Corporate Information

Cooperative Bank Offices-North Carolina

Beaufort
Belhaven
Corolla (Loan Production Office)
Elizabethtown
Jacksonville (2)
Kill Devil Hills
Leland
Morehead City (2)
Nags Head (Loan Production Office)
Southport
Tabor City
Wallace
Washington (2)
Whiteville
Wilmington (6)

Cooperative Bank Offices-South Carolina

Jefferson

Corporate Headquarters

Cooperative Bankshares, Inc.
201 Market Street
P.O. Box 600
Wilmington, North Carolina 28402
(910) 343-0181
www.coop-bank.com

Lumina Mortgage Company Offices

Surf City, NC
Wilmington, NC (2)

Transfer Agent

First Citizens Bank
Institutional Advisory Services, FCC61
P.O. Box 29522
Raleigh, North Carolina 27626-0522

Special Counsel

Muldoon Murphy & Aguggia LLP
Attorneys at Law
5101 Wisconsin Avenue, N.W.
Suite 500
Washington, DC 20016

Annual Meeting

The Annual Meeting of Stockholders of Cooperative Bankshares, Inc. will be held at:
Hilton Wilmington Riverside
301 North Water Street
Wilmington, NC 28401
April 25, 2008 at 11:00 a.m.

Quarterly Common Stock Data

	2007		2006	
Quarters Ended	**High**	**Low**	**High**	**Low**
December 31	17.930	10.990	19.010	16.950
September 30	17.430	14.590	20.160	16.850
June 30	17.100	15.900	17.660	15.307
March 31	19.170	15.870	16.327	13.133

Independent Auditors

Dixon Hughes PLLC
1003 Red Banks Road
Greenville, North Carolina 27858

Annual Report on Form 10-K

Copies of our Annual Report on Form 10-K may be obtained without charge by writing to: Linda B. Hopkins at the Corporate Headquarters' address or visit the Company website at www.coop-bank.com.

Additional Information

For additional information, please contact Linda B. Hopkins or Todd L. Sammons at (910) 343-0181.

Annual Disclosure Statement

"This information has not been reviewed or confirmed for accuracy or relevancy by the Federal Deposit Insurance Corporation (FDIC)."

Capital Stock

Cooperative Bankshares, Inc, stock is traded on the NASDAQ Global Market under the symbol "COOP". As of December 31, 2007, there were 6,554,263 shares held by 523 stockholders of record. On June 30, 2006, the Company distributed a 3-for-2 stock split in the form of a 50% stock dividend. A $0.05 per share dividend was declared in each quarter of 2007 and in the second, third and fourth quarter of 2006. A $0.03 per share dividend was declared in the first quarter of 2006. All references to per share results and shares outstanding have been adjusted to reflect the effects of the stock split. Stock performance for 2007 and 2006 is given reflecting the effects of the stock split in the table to the left.

Board of Directors
Cooperative Bankshares, Inc.
Cooperative Bank
Lumina Mortgage Company, Inc

Frederick Willetts, III
Chairman, President & Chief Executive Officer

Paul G. Burton
President, Burton Steel Company

F. Peter Fensel, Jr.
President, F. P. Fensel Supply Company

James D. Hundley, M.D.
Retired Member, Wilmington Orthopaedic Group P.A.

H. Thompson King, III
President, Hanover Iron Works, Inc.

R. Allen Rippy
Vice President, Rippy Automotive Company

O. Richard Wright, Jr.
Senior Partner, McGougan, Wright, Worley, Harper & Bullard

Officers
Cooperative Bank

Frederick Willetts, III
Chairman, President & Chief Executive Officer

O. C. Burrell, Jr.
Executive Vice President-Chief Operating Officer

Dickson B. Bridger
Senior Vice President-Mortgage Lending

Todd L. Sammons, CPA
Senior Vice President-Chief Financial Officer

Sandra B. Carr
Vice President-Retail Banking Operations

George B. Church
Vice President-Business Banking

Linda B. Hopkins
Vice President-Marketing/Corporate Secretary

Raymond A. Martin
Vice President-Information Services

Donna H. Mitchell
Vice President-Mortgage Operations

Pembroke Nash
Vice President-Facilities/Appraiser

John P. Payne, CPA
Vice President-Chief Auditor

Susie K. Register
Vice President-Mortgage Servicing/Processing

Dare C. Rhodes
Vice President-Human Resources

Craig L. Unwin
Vice President-Credit Administration

Officers
Lumina Mortgage Company

Frederick Willetts, III
President

Brenda McDonald
Vice President/Manager

Dickson B. Bridger
Vice President/Secretary

O.C. Burrell, Jr.
Vice President

Todd L. Sammons, CPA
Treasurer

Sandra M. Falls
Assistant Vice President

Virginia Boone
Assistant Secretary

Cooperative and Lumina Offices


Currituck
Dare
Beaufort
Duplin
Onslow
Carteret
Chesterfield
Bladen
Pender
Columbus
New Hanover
Brunswick
Horry
North Carolina
South Carolina
Loan Origination Offices
Cooperative Bank Offices

COOPERATIVE
BANKSHARES, INC.

Building Relationships for Over 100 Years

Corporate Headquarters
201 Market Street
PO Box 600
Wilmington, North Carolina 28402
www.coop-bank.com

END